The attached financial statement and related notes are in agreement with the Company's books of account after posting all adjustments and they represent the final statements and related notes for the Company.

BY: [signature]

DATE: 2/27/07



07003821

BB 3/12

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SEC MAIL PROCESSING SECTION
FEB 28 2007
WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eliason Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

548 Hwy 155, P.O.Box 777

(No. and Street)

St. Germain, WI 54558

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Bennett 715-479-5535

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP

(Name – *if individual, state last, first, middle name*)

43A West Davenport Street Rhinelander, WI 54501

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, John Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eliason Financial Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title


CYNTHIA A. WAIER
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public

MY COMMISSION EXPIRES: 11/15/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELIASON FINANCIAL GROUP, LLC
December 31, 2006

CONTENTS

	Page
Independent Auditor's Report	3
Balance Sheet	4
Notes to Financial Statement	5


WIPFLi

Independent Auditor's Report

Board of Directors
Eliason Financial Group, LLC
St. Germain, Wisconsin

We have audited the accompanying balance sheet of Eliason Financial Group, LLC (the "Company"), as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eliason Financial Group, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

Wipfli LLP

February 23, 2007
Rhinelander, Wisconsin

ELIASON FINANCIAL GROUP, LLC
BALANCE SHEET
December 31, 2006

ASSETS

Cash	$	58,900
Accounts receivable – Related party		4,542
Furniture and fixtures, at cost, less accumulated depreciation of $7,657		27,299
Deposit with clearing broker		25,000
Total assets	$	115,741

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	72,824
Total liabilities		72,824

MEMBER'S EQUITY:

Contributed capital		440,000
Retained deficit		(397,083)
Total member's equity		42,917
Total liabilities and member's equity	$	115,741

The accompanying notes to financial statement are an integral part of this statement.

ELIASON FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2006

NOTE A – ORGANIZATION

Eliason Financial Group, LLC, a State of Wisconsin limited liability corporation (the "Company"), is a NASD registered broker/dealer that is headquartered in St. Germain, Wisconsin. The Company is a Limited Liability Company and is a wholly-owned subsidiary of Eliason Financial Services Group, Inc., a qualified subchapter S subsidiary of Eliason, Inc. The Company engages in the business of acting as a dealer and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions related to customer securities and, accordingly is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is required to maintain a $25,000 deposit with the clearing broker to collateralize certain transactions. The Company also provides services to a sister company, Eliason 1031 Properties Corporation, related to the sale of Tenant in Common Interests and collects commissions on sales of these interests to investors.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Revenue Recognition

The Company recognizes commission revenues and related expenses on the trade date. Commission revenues and related expenses from the sale on Tenant in Common interests are recognized on the closing date.

3. Accounts Receivable – Related Party

Accounts receivable due from related parties is stated at the amount management expects to collect from balances outstanding at year end. No allowance for doubtful accounts was considered necessary at December 31, 2006.

4. Furniture and Fixtures

Furniture and fixtures are carried at cost, less allowance for depreciation using the straight-line method, over a useful life of 3 to 15 years.

ELIASON FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Advertising

Advertising costs incurred by the Company are expensed as incurred. Total advertising expense for the year ended December 31, 2006, was approximately $21,000.

6. Income Taxes

The Company has elected, for Federal and state income tax purposes, to be treated as a Limited Liability Company under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of its sole member.

NOTE C – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with RBC Dain Rauscher, through its relationship with Nations Financial Group, Inc. In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2006, there were no amounts to be indemnified by RBC Dain Rauscher or Nations Financial Group, Inc., for these customer transactions.

The Company subleases office space for its St. Germain, Wisconsin headquarters location under a related party lease agreement as described in Note E below. This is an operating lease agreement which expires on August 31, 2008. The Company also leased office space for its Eagle River, Wisconsin branch location which was closed in September 2006. The original operating lease expired on September 30, 2007, but a buyout payment of $12,000 was negotiated for early termination of this lease. Total rent expense under these lease agreements including the buyout payment was $36,800 for the year ended December 31, 2006.

Future minimum office lease payments are as follows:

2007	$	21,600
2008		14,400
	$	36,000

During 2006, NASD notified the Company of a net capital violation that occurred during 2005. The Company is currently working with NASD to resolve this, and could incur penalties as a result of the violation.

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceeding or litigation has an element of uncertainty, management of the Company believes that the outcome of any pending or threatening actions will not have a material adverse effect on the business or financial condition of the Company.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, "the Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital of $5,000. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had regulatory net capital and net capital requirements of $10,976 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 6.63 to 1.00.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. Nations Financial Group, Inc., through RBC Dain Rauscher, serves as a clearing broker for the Company's securities transactions.

NOTE E – RELATED PARTY TRANSACTIONS

The Company leases its main facilities in St. Germain, Wisconsin from Eliason, Inc. The lease calls for monthly rental payments of $1,800 through August 2008. Rent paid during 2006 totaled $15,200.

The Company has a management services agreement with a related party. Under terms of the agreement, the Company receives management services for $500 per month. The Company expensed $6,000 for the year ended December 31, 2006, under this agreement.

At December 31, 2006, the Company owed Eliason, Inc., $6,000 which was included in accounts payable and accrued expenses. This balance consists primarily of payroll taxes which were paid by Eliason, Inc., in its capacity as the common paymaster.

During the year, Eliason Financial Group, LLC entered into a Service Agreement with Eliason 1031 Properties Corporation for management fees and handling of the Tenant-In-Common (TIC) sales process. In addition, Eliason Financial Group, LLC will also provide certain services regarding the employment and management of the National Sales Account Manager (the "Wholesaler"). This Service Agreement expires on the last day of the year, but shall automatically renew for a period of one year, with the Agreement continuing from year to year unless either party shall provide the other with written notice of its intent not to renew at least thirty (30) days prior to the end of the year. This agreement calls for a monthly base fee of $18,000 plus commissions equal to 0.10% of equity on sales generated and closed. The Company received $155,400 in management fees and commissions totaling $9,086 on the sales generated for the year ended December 31, 2006, under this agreement.

ELIASON FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2006

NOTE E – RELATED PARTY TRANSACTIONS (Continued)

During the year, the Company acted as the managing broker dealer on one Tenant In Common offering (TIC) sponsored by a sister company, Eliason 1031 Properties Corporation. The Company, as a broker, sold portions of other TIC offerings sponsored by Eliason 1031 Properties Corporation. The Company received commissions totaling $998,524 on the sales generated.

Revenue received from related parties for the year totaled $1,163,010 or 95.67% of total revenue.

NOTE F – SUBSEQUENT EVENTS

On January 12, 2007, the Company received a capital contribution of $75,000 from it's sole member, Eliason Financial Services Group, Inc.

END